▪ EXHIBIT 99.1
Response to the requested disclosure from KSE
regarding POSCO’s plan for developing metallurgic coal
The Company is reviewing metallurgic development opportunities at Heilongjiang in China with other companies. The Company has had preliminary discussions, however, nothing has been determined.